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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-33299
CUSIP NUMBER M51363113

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Mellanox Technologies, Ltd.
Full Name of Registrant

N/A
Former Name if Applicable

BEIT MELLANOX
Address of Principal Executive Office (Street and Number)

YOKNEAM, ISRAEL 20692
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mellanox Technologies, Ltd. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the three months ended September 30, 2014 (the “Form 10-Q”) prior to the filing deadline without unreasonable effort or expense because the Company needs additional time to finalize its financial statements. In connection with the preparation of the Company’s financial statements for the quarter ended September 30, 2014, management has determined that the accounting for charitable contributions and certain purchase orders in prior periods needs to be revised. Management has concluded that the Company’s previously-issued quarterly and annual financial statements were not materially misstated. However, if the entire correction were to be recorded in the quarter ended September 30, 2014, the cumulative amount would be material to the year ending December 31, 2014. Therefore, the Company has determined that it will revise its prior-period financial statements when presented in future filings. Management has concluded that these matters are indicative of material weaknesses in the Company’s internal control over financial reporting within the Company’s control environment, risk assessment and monitoring of controls and has determined that its internal control over financial reporting was not effective as of December 31, 2013 and its disclosure controls and procedures were not effective as of December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014. The Company will amend its Annual Report on Form 10-K for the year ended December 31, 2013 to (A) reflect management’s revised conclusions regarding the Company’s internal control over financial reporting and disclosure controls and procedures and (B) revise the Company’s financial statements for the years ended December 31, 2013, 2012 and 2011 to reflect the immaterial changes resulting from the errors discussed above.

The Company intends to file its Form 10-Q as soon as practicable, and will make every effort to file its Form 10-Q within the five-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jacob Shulman	408	916-0024
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management has determined it will revise the Company’s financial statements for the years ended December 31, 2013, 2012 and 2011 to reflect the immaterial changes resulting from the errors discussed above. After the revision, the Company expects net income (loss) for the years ended December 31, 2013, 2012 and 2011 to be approximately $(23.2) million, $112.3 million and $10.3 million, respectively. After the revision, the Company expects comprehensive income (loss) for the years ended December 31, 2013, 2012 and 2011 to be approximately $(24.6) million, $116.3 million and $8.2 million, respectively.

Mellanox Technologies, Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 12, 2014	By	/s/ Jacob Shulman
Jacob Shulman
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).